FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Shirley SEGAL
Date of last notice	8 June 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder	As shown
Note: provide details of the circumstances giving rise to the relevant interest

Date of change	28 June 2005

No. of securities held prior to change
• Direct Interest	3,430 Ordinary Shares

• Beneficial Interest	180 National Income Securities

Class	Ordinary Shares & National Income Securities

Number acquired	1,000 Ordinary Shares

Number disposed	-

Value/consideration	Shares were acquired at an average price of $30.65
Note: If consideration is non-cash, provide details and estimated valuation

No of securities held after change
• Direct Interest	3,430 Ordinary Shares

• Beneficial Interest	1,000 Ordinary Shares
180 National Income Securities

Nature of change	On-market Purchase
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

/s/ GF Nolan
GF NOLAN
Company Secretary
30 June 2005

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Brendan Case

Date:	6 July 2005	Title:	Associate Company Secretary